FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                January 18, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: January 18, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





SMITH & NEPHEW ANNOUNCEMENT DATES FOR 2007 AND DETAILS OF THE BRIEFING AT THE AMERICAN ACADEMY OF ORTHOPAEDIC SURGEONS

18 January 2007

Smith & Nephew plc (NYSE:SNN; LSE:SN) will announce its preliminary results for 2006 at 11.00am GMT/6.00am EST on 8 February 2007. A presentation for analysts will be held at 1.00pm GMT/8.00am EST which can be seen live via webcast on the Smith & Nephew website at www.smith-nephew.com and available on the site archive shortly afterwards.

The company will announce its quarterly results through the year as follows:

Quarter 1                               3 May 2007
Interims/Quarter 2                      2 August 2007
Quarter 3                               1 November 2007

The company will host a meeting for analysts and investors at the American Academy of Orthopaedic Surgeons (AAOS), the largest orthopaedic congress in the world, at 8.00am (PST) on Wednesday 14 February 2007 in San Diego.

The meeting will be hosted by Sir Christopher O'Donnell, Chief Executive, with presentations from senior management focused on Smith & Nephew products being exhibited by the orthopaedic reconstruction, orthopaedic trauma and endoscopy businesses at the surgeon meeting. These will also be broadcast live by webcast on the Smith & Nephew website and will be available on the site archive shortly afterwards.

About Us

Smith & Nephew (LSE: SN, NYSE:SNN) is one of the world's leading medical devices companies, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world, generating sales of over $2.6 billion.

Enquiries:

Smith & Nephew UK
Julie Allen                                            Tel: +44 (0)20 7401 7646
Corporate Affairs Coordinator

Financial Dynamics UK
David Yates/Debbie Scott                               Tel: +44 (0)20 7831 3113

Financial Dynamics US
Jonathan Birt                                          Tel: +1 212 850 5634